

May 18, 2015

Via E-mail
David I. McKay
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street
Toronto, Ontario
Canada, M5J 2J5

      Re: **Royal Bank of Canada**
               Form 40-F for the Fiscal Year Ended October 31, 2014
               Filed December 3, 2014
               File No. 001-13928

Dear Mr. McKay:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended October 31, 2014

Exhibit 2 – Management's Discussion and Analysis

Overview and Outlook, page 11

1.   We note that you assets under management (AUM) grew by 17% to $457 billion at October 31, 2014 and your assets under administration (AUA) grew by 15% to $4.6 trillion at October 31, 2014. Given the size and growth of your AUM/AUA portfolios, which resulted in a significant increase in your investment management and custodial fee revenue, please revise future filings to address the following:

.

- Enhance your disclosure and your accounting policy note on page 129 to discuss in more detail how management and administration fees are calculated. For example, clarify the factors driving the level of revenues for each and disclose the frequency with which the fees are calculated (e.g., levels of AUM/AUA or fixed fees per account, and calculated based on quarterly, monthly, or average balances).

- Explain whether, and if so how, the underlying investment strategies within AUA and AUM can impact your fees.
- Provide a rollforward of your AUM by investment strategy (equities, fixed income, cash, et al) that separately presents gross client inflows, gross client outflows, inflows from acquisitions, market appreciation/(depreciation) and foreign currency adjustments. This rollforward may be provided in total or by line of business.
- Provide your ending AUA balances by financial instrument mix (e.g. equities, fixed income, cash, et al) and geographic mix.

Financial Performance, page 14

2014 vs. 2013, page 16

2.   We note in your discussion of current trading revenue that you implemented valuation adjustments related to funding costs on uncollateralized OTC derivatives (FVA). To enhance transparency related to this valuation adjustment, please revise your future filings to quantify the impact of the funding valuation adjustment on uncollateralized OTC derivatives to your consolidated financial results for the periods presented.

Business Financial Services, page 26

3.   We note your disclosure on page 26 that revenue increased, in part, due to a favorable cumulative accounting adjustment related to deferred loan fees in your business lending portfolio. Please tell us in more detail the nature of the change, the drivers for changing your policy, and the accounting guidance you relied upon to support the change in policy.

Market Risk, page 63

Market Risk Measures - Non-Trading Banking Activities, page 65

4.   We note that the total impact of an 100 and 200 bps increase or decrease in interest rates on economic value of equity for your non-trading portfolio, assuming no further hedging is undertaken, increased significantly in 2014 from 2013 and 2012. To enhance transparency of your disclosure, please revise your future filings to provide explanations for significant changes in your market risk measures from period to period and discuss the assumptions that have the most impact on the calculation. Additionally, in footnote (1) to your market risk controls – structural interest rate risk (SIRR) positions discussion, you note that SIRR positions include the impact of derivatives in hedge accounting relationships and AFS securities used for interest rate risk management. Please clarify in future filings how the items in your market risk measures for other material non-trading portfolios discussion on page 66 are considered in your disclosure in table 55.

Linkage of Market Risk to Selected Balance Sheet Items – Table 56, page 67

5.   In Table 56, you present non-traded risk - derivative assets of $3,421 million and derivative liabilities of $1,837 million. Please revise future filings to clarify how these amounts relate to the $2.0 billion and $837 million of derivatives assets and liabilities, respectively, discussed in your derivatives in hedge accounting relationships disclosure on page 66.

Note 21 – Equity, page 175

6.   We note that you have classified the Series AZ and Series BB preferred shares, which include non-viability contingency capital provisions whereby each preferred share could be convertible into a variable number of shares if the conversion trigger was met, as equity instruments. Please tell us how you considered the guidance in paragraphs 23 and BC 12 of IAS 32 in concluding that the entire amount should be classified as equity as opposed to a liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant